EXHIBIT 99.1

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES
QUARTERLY RESULTS OF OPERATIONS

HONG KONG, January 8, 2007 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited financial statements for the nine months ended September 30, 2006 as follows.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	2006	2006	2005	2006
	RMB	RMB	US$	RMB	RMB	US$
NET SALES	40,776	32,736	5,162	92,440	75,886	11,701
COST OF SALES	(9,084)	(11,788)	(1,150)	(26,126)	(29,097)	(3,307)
GROSS PROFIT	31,692	20,948	4,012	66,314	46,789	8,394
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(3,239)	(1,479)	(410)	(10,345)	(6,918)	(1,309)
INTEREST INCOME	138	589	17	373	859	47
OTHER INCOME/(EXPENSE), NET	(21)	1	(2)	4,937	(23)	625
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	28,570	20,059	3,617	61,279	40,707	7,757
INCOME TAXES	(4,471)	(3,182)	(566)	(9,377)	(6,612)	(1,187)
INCOME FROM CONTINUING OPERATIONS	24,099	16,877	3,051	51,902	34,095	6,570
DISCONTINUED OPERATIONS
Loss from discontinued advertising and HARC operations, net of taxes of nil	(173)	—	(22)	(659)	—	(83)
Loss on disposal of discontinued operations, net of taxes of nil	(11,733)	—	(1,485)	(11,733)	—	(1,485)
LOSS FROM DISCONTINUED OPERATIONS	(11,906)	—	(1,507)	(12,392)	—	(1,568)
NET INCOME	12,193	16,877	1,544	39,510	34,095	5,002
Other comprehensive income:
Foreign currency translation adjustments	48	—	6	37	—	4
COMPREHENSIVE INCOME	12,241	16,877	1,550	39,547	34,095	5,006
INCOME PER SHARE:
Basic
Income from continuing operations	2.09	1.70	0.27	4.57	3.41	0.58
Loss from discontinued operations	(1.03)	—	(0.13)	(1.09)	—	(0.14)
	1.06	1.70	0.14	3.48	3.41	0.44
INCOME PER SHARE:
Diluted
Income from continuing operations	1.81	1.67	0.23	3.78	3.35	0.48
Loss from discontinued operations	(0.89)	—	(0.11)	(0.90)	—	(0.11)
	0.92	1.67	0.12	2.88	3.35	0.37
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	11,548,416	9,980,593	11,548,416	11,358,899	9,980,593	11,358,899
Diluted	13,287,465	10,093,801	13,287,465	13,712,520	10,164,486	13,712,520

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005

(Amounts in thousands, except share and per share data)

	September 30, 2006	December 31, 2005	September 30, 2006
	RMB	RMB	US$
	(Unaudited)		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	79,736	41,202	10,093
Trade receivables	541	4,622	69
Bills receivable	—	450	—
Other receivables, deposits and prepayments	560	422	71
Amounts due from a related company	—	20,503	—
Inventories	4,030	3,788	510
Assets held for sale	33,053	—	4,184
TOTAL CURRENT ASSETS	117,920	70,987	14,927
PROPERTY AND EQUIPMENT	36,689	33,656	4,644
TOTAL ASSETS	154,609	104,643	19,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	926	934	117
Other payables	24,181	18,881	3,061
Advances from customers	1,237	1,174	157
Accrued liabilities	2,054	1,319	260
Current portion of capital lease	28	—	4
Amounts due to related parties	3,933	6,476	498
Amounts due to a director	13,600	23,644	1,721
Dividends payable	105	5	13
Taxes payable	8,389	2,545	1,062
Liabilities related to assets held for sale	2,153	—	272
TOTAL CURRENT LIABILITIES	56,606	54,978	7,165
SHAREHOLDERS’ EQUITY
Common shares, no par: Authorized – 200,000,000 shares; Issued and outstanding –11,548,416 shares in 2006	47,250	—	2,433
Reserves	35,359	3,912	4,476
Retained earnings	15,117	45,513	5,462
Accumulated other comprehensive income	277	240	35
TOTAL SHAREHOLDERS’ EQUITY	98,003	49,665	12,406
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	154,609	104,643	19,571

The condensed consolidated statement of operations and comprehensive income for the nine months ended September 30, 2006 (unaudited) and the condensed consolidated balance sheet as of September 30, 2006 (unaudited) have been prepared in accordance with generally accepted accounting principles in the United States but omit certain financial statements and footnote disclosure that would be included in full financial statements prepared in accordance with GAAP. The condensed consolidated statement of operations and comprehensive income for the nine months ended September 30, 2006 (unaudited) and the condensed consolidated balance sheet as of September 30, 2006 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 and 2005, which was filed with the Securities and Exchange Commission on January 5, 2007 under cover of Form 6-K. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2006.

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.